UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

WESTMOUNTAIN ALTERNATIVE ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Colorado	0-53029	26-1315585
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6035, South Loop East, Houston, Texas 77033
(Address of Principal Executive Offices, including Zip Code)

(832) 649 5658
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished on or about May 21, 2018 to all stockholders of record at the close of business on May 11, 2018 of common stock, par value $0.001 per share ("Common Stock"), of WestMountain Alternative Energy, Inc. (the "Company," "WestMountain," "we," "us," or "our") .

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF WESTMOUNTAIN ALTERNATIVE ENERGY, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

INTRODUCTION

On April 25, 2018, WestMountain Alternative Energy, Inc., our wholly-owned subsidiary, WETM Acquisition Corp., a corporation formed in the State of Colorado on April 18, 2018, (the "Acquisition Sub"), and C-Bond Systems, LLC, a privately held Texas limited liability company ("C-Bond") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, on April 25, 2018, (the "Closing Date"), the Acquisition Sub merged with and into C-Bond, which was the surviving corporation, and thus became our wholly-owned subsidiary. The Merger was effective as of April 26, 2018, upon the filing of a Certificate of Merger with the Secretary of State of Texas.

Pursuant to the Merger, we acquired the business of C-Bond. C-Bond is engaged in the implementation of proprietary nanotechnology applications and processes to enhance properties of strength, functionality and sustainability within brittle material systems with a strong focus in the glass industry. At the time a certificate of merger reflecting the Merger was filed with the Secretary of State of Texas, (the "Effective Time"), all of the outstanding common units of C-Bond ("Common Units") that were issued and outstanding immediately prior to the closing of the Merger were converted into an aggregate of 63,505,787 shares of our common stock.  As a result, each common unit of C-Bond was converted into approximately 3.23 shares of our common stock (the "Conversion Ratio").

In addition, pursuant to the Merger Agreement, each option to purchase Common Units, issued and outstanding immediately prior to the closing of the Merger was assumed and converted into an option to purchase an equivalent number of shares of our common stock and the exercise price of each such option was divided by the Conversion Ratio. As a result, a total of 14,494,213 options were issued.  The issuance of shares of our common stock, or options to purchase our common stock, to holders of C-Bond's Common Units and options, are collectively referred to as the Unit Conversion.

Contemporaneously with the closing of the Merger, we sold 3,100,000 shares of our common stock pursuant to a private placement at a purchase price of $0.40 per share, or the Offering Price, to BOCO Investments, LLC, Mark Cline, Jeff Badders, John Rudisill and Koshy Alexander, pursuant to subscription agreements. The private placement is referred to herein as the Offering.  The aggregate gross proceeds from the Offering were $1.24 million. No material expenses were incurred in connection with the Offering. The Offering was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission ("SEC"). The common stock in the Offering was sold only to "accredited investors," as defined in Regulation D.  The closing of the Offering was conditioned on the closing of the Merger.

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions. Under the terms of the Merger Agreement, ten days after the mailing of this Information Statement, Brian L. Klemsz will resign as the sole director on the Board of Directors (the "Board") and Scott R. Silverman, Barry M. Edelstein and Scott V. Thomsen will be appointed by the Board.

The description of the Merger and the Merger Agreement contained in this Information Statement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement, which was filed with our Current Report on Form 8-K filed with the SEC on May 1, 2018.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of May 11, 2018, there were 75,712,037 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement by and among the Company, Acquisition Sub and C-Bond, at the Effective Time of the Merger, C-Bond became our wholly-owned subsidiary.

The Merger was treated as a reverse merger and recapitalization of C-Bond for financial reporting purposes.

The issuance of shares of our common stock, and options to purchase our common stock, to holders of C-Bond's Common Units and options in connection with the Merger was not registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement and are subject to further contractual restrictions on transfer as described below.

Under the terms of the Merger Agreement, ten days after the mailing of this Information Statement ("New Board Effective Date"), Brian L. Klemsz will resign as the sole director on the Board and Scott R. Silverman, Barry M. Edelstein and Scott V. Thomsen will be appointed by the Board. Because of the issuance of securities contemplated by the Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Brian L. Klemsz	58	Director
Scott R. Silverman	54	Chief Executive Officer and President
Vince Pugliese	56	Chief Operating Officer, Interim Chief Financial Officer, and Treasurer

Brian L. Klemsz. Prior to the Merger, Mr. Klemsz was the Company's President, Treasurer, and was since its inception and is currently the sole Director. Since March 2007, he has been the Chief Investment Officer of BOCO Investments, LLC. He was President and Chief Investment Officer for GDBA Investments, LLLP, a private investment partnership from May 2000 until February 2007. He is currently also the President, Treasurer, and sole Director of WestMountain Distressed Debt, Inc., and Chairman, Treasurer and sole Director of WestMountain Company, both of which are public companies, and he is a director on the board for WestMountain Gold, Inc. Mr. Klemsz received a Master's of Science in Accounting and Taxation in 1993 and a Master's of Science in Finance in 1990 from Colorado State University. He received his Bachelor of Science degree from the University of Colorado in 1981.

Scott R. Silverman, will become Chairman of the Board and a director of the Company effective ten days after the date of mailing of this Information Statement to the shareholders. Mr. Silverman has served as Chief Executive Officer of C-Bond since December 2018.  From 2003 to 2011, Mr. Silverman served as Executive Chairman of VeriChip Corporation which completed an initial public offering on the NASDAQ in 2007 raising more than $30 million. VeriChip Corporation subsequently sold to Stanley Works in 2008.  From 2011 to 2016, Mr. Silverman founded and served as Chairman and Chief Executive Officer of Veriteq Corporation, a leader in RFID technology for medical devices which went public in 2013 and was subsequently sold to a leading breast implant manufacturer. Mr. Silverman is a graduate from the University of Pennsylvania and Villanova University School of Law. We believe that Mr. Silverman's knowledge of our company, industry and business makes him well-suited to serve on the board of directors.

Vince Pugliese, has served as Chief Operating Officer and interim Chief Financial Officer for C-Bond since October 2015 and has held these positions with the Company since the Merger. Mr. Pugliese has also assumed the title of Treasurer since the completion of the Merger. From 2012 to present, Mr. Pugliese, has served as Chief Executive Officer of the Pugliese Group, providing operations and supply chain management, technology development, strategic planning, project management and organizational planning to drive company value through operational efficiency, innovation and cost management by breaking down complex problems into manageable and simple strategies.  From 2007 to 2012, Mr. Pugliese was with Blackberry Limited (formerly Research in Motion Limited), a global leader in mobile communications, serving as a consultant from 2007 to 2010 and as Director of North American Operations from 2010 to 2012.  Mr. Pugliese has an MBA from the University of Baltimore and a Bachelor of Science in Applied Mathematics and Management Science from Carnegie Mellon University in Pittsburgh, Pennsylvania.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Pursuant to the terms of the Merger Agreement, at the New Board Effective Time, Brian L. Klemsz will resign as the sole director on the Board and Scott Silverman, Barry M. Edelstein and Scott V. Thomsen will be appointed by the Board.

Name	Age	Position
Scott R. Silverman	54	Chief Executive Officer, President, Chairman of the Board and Director*
Vince Pugliese	56	Chief Operating Officer, Interim Chief Financial Officer, and Treasurer*
Barry M. Edelstein	54	Director
Scott V. Thomsen	58	Director

* Background information on these directors and executive officers is included in the "Current Officers and Directors of the Company" section above.

Barry M. Edelstein will become a director of the Company effective ten days after the date of mailing of this Information Statement to the shareholders.  Since June 2008, Mr. Edelstein has served as a Managing Partner of Structured Growth Capital, Inc., which provides monetization financing to non-investment grade entities.  Since January 2002, Mr. Edelstein has also served as President and CEO of ScentSational Technologies, LLC, a leader in developing, patenting and licensing Olfaction Packaging technologies to food, beverage and other consumer products companies. Mr. Edelstein has a JD from the Widener University School of Law and a Bachelor of Science in Business Administration, Marketing from Drexel University's LeBow College of Business.  Mr. Edelstein brings a wealth of operational and financial experience to our board as well as a deep knowledge of the packaging industry.

Scott V. Thomsen, will become a director of the Company effective ten days after the date of mailing of this Information Statement to the shareholders.  Since January 2014, Mr. Thomsen has served as Managing Partner of Innoscovery, Inc., a consulting firm that helps technology entrepreneurs scale companies.  From 1994 until January 2014, Mr. Thomsen was with Guardian Industries. He served as Vice President of R&D and Engineering, Optical Imaging Systems, from 1994 to 1996, Vice President of Operations and Engineering, Optical Imaging Systems, from 1996 to 1999, Director of Science and Technology from April 1999 to March 2002, Chief Technology Officer from March 2002 to September 2009, Group Vice President – North America from October 2009 to April 2011, and President of the Global Glass Group from April 2011 to January 2014.  Guardian Industries is the largest glass manufacturer in North America.  The Guardian Glass Group offers value-added glass products and services to customers in the commercial, residential, automotive, electronics and energy market segments in over 110 countries.  As President of the Global Glass Group, Mr. Thomsen was responsible for overseeing a multi-billion dollar business with facilities in 27 countries on 5 continents and 11,000 employees.  Mr. Thomsen has a Bachelor of Science in Electrical and Electronics Engineering from the University of North Dakota and a Master of Science in Systems Engineering from West Coast University.  Mr. Thomsen brings a wealth of industry knowledge and knowledge of start-up organizations to our Board.

Terms of Office

The post-Merger directors will be appointed to our Board ten days after the mailing of this Information Statement. All directors will hold office until the next annual general meeting or until their successors have been elected and qualified or appointed, unless sooner displaced.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Transactions with Related Persons

Prior to the closing of the Merger, WestMountain had entered into the several related party transactions. These include:

Bohemian Companies, LLC and BOCO Investments, LLC are two companies under common control. Mr. Klemsz, our President prior to the Merger, has been the Chief Investment Officer of BOCO Investments, LLC since March 2007. Since there is common control between the two companies and a relationship with our Company President, we are considering all transactions with Bohemian Companies, LLC related party transactions. The Company did not have any related party transactions with Bohemian Companies, LLC or BOCO Investments, LLC during the years ended December 31, 2017 and 2016.

The Company entered into an agreement with SP Business Solutions ("SP") to provide accounting and related services for the Company. The owner of SP, Joni Troska, was appointed Secretary of the Company on March 19, 2010, and is considered to be a related party. Total expenses incurred with SP were $2,300 and $2,300 for the fiscal years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, an accrual of $800 has been recorded for unpaid services.

As of December 31, 2017 and 2016, the Company recorded an amount due of $1,000 from WestMountain Company, a related party. The funds were deposited in our cash account January 2018.

Contemporaneously with the closing of the Merger, C-Bond entered into subscription agreements with investors, including BOCO Investments, LLC, pursuant to which we sold 3,100,000 shares of our common stock at a purchase price of $0.40 per share, or the Offering Price.

Related Party Transactions of C-Bond

Issuances of Options for Common Units

Prior to the Merger, from 2013 through 2017, C-Bond issued and sold an aggregate of 15,394,213 options to purchase Common Units, 14,494,213 of which remained outstanding as of immediately prior to the Merger. The following table sets forth the number of options to purchase Common Units issued to C-Bond's directors, executive officers and holders of more than five percent of its Common Units, or an affiliate or immediate family member thereof since January 1, 2015:

Date	Name	Number of Shares Underlying Option	Exercise Price

2/11/2016	Vince Pugliese	500,000	$2.50
12/20/2016	Vince Pugliese	300,000	$2.75
10/16/2017	Scott Silverman	3,000,000	$1.00
12/29/2017	Sergio Moreira	1,000,000	$0.10

During 2016, Paul Brogan, former director of C-Bond, exercised options for 500,000 common units at $0.10 per unit.  During 2018, Mr. Brogan exercised options for 400,000 common units at $0.10 per unit.

During 2016 Vince Pugliese was issued options to acquire 800,000 common units of C-Bond. Prior to 2016, Mr. Pugliese was issued options to acquire 499,998 common units of C-Bond. In December 2017, all such options were repriced to an exercise price of $1.00 per share in connection with his employment.

On October 16, 2017, Scott Silverman was issued an option to purchase 3,000,000 common units of C-Bond for $1.00 per share in connection with his hiring.

For information regarding the number of shares of stock issued to, or options held by, C-Bond's managers, executive officers and holders of more than five percent of our Common Units, or an affiliate or immediate family member thereof, see "Security Ownership of Certain Beneficial Owners and Management" and "Executive and Director Compensation."

Issuance of Common Units

On January 2, 2018, C-Bond converted the accrued compensation and other amounts owed to Bruce Rich into 3,925,770 member units.

Restricted Stock Awards

In April 2018, C-Bond made restricted unit grants to the following officers and directors, among others: Paul Brogan - 100,000 common units, Sergio Moreira - 100,000 common units, Scott Silverman - 300,000 common units, and Vince Pugliese - 250,000 common units.

Employment Agreements

C-Bond executed an offer of employment with each of its executives. For a description of the basic terms of the executive's employment, including his or her start date, starting salary, bonus target and any equity awards. See "Executive and Director Compensation—Employment Arrangements with Executive Officers" for more information.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

Our board of directors intends to adopt a written related person transaction policy, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K promulgated under the Exchange Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds or will exceed the lesser of $120,000 or 1% of the average of C-Bond's total assets as of the end of the last two completed fiscal years and a related person had, has or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended December 31, 2017, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2017 by the unanimous written consent of it sole directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company's principal executive offices. The Company has not yet established a policy with respect to our directors' attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Corporate Secretary at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than 10% of our Common Stock (collectively, the "Reporting Persons"), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended December 31, 2017 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company's fiscal year ended December 31, 2017 were timely filed.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serve in these capacities.

Board Leadership Structure and Role in Risk Oversight

Brian L. Klemsz currently serves as our sole director. We do not have a Chairman of the Board or a lead independent director. After the closing of the Merger and on the New Board Effective Date, the Board will initially be comprised of three directors, Scott Silverman, Barry Edelstein and Scott Thomsen, with Scott Silverman serving as our Chairman.

The Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business.

Prior to the Closing of the Merger, C-Bond received a letter from counsel to Arnold Jay Boisdrenghein/Equity Capital Holding Group, Inc. claiming that such parties were entitled to $25,000 and 1,000,000 post-Merger shares of common stock of WestMountain pursuant to the terms of a consulting agreement with C-Bond.  The Company intends to vigorously defend this claim. We cannot predict the timing and ultimate outcome of this matter, however we believe the range of possible loss is immaterial to our financial statements.

Other than the above discussed items, we are currently not aware of any pending legal proceedings to which we are a party or of which any of our property is the subject, nor are we aware of any such proceedings that are contemplated by any governmental authority.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to WestMountain Alternative Energy, Inc., 6035 South Loop East, Houston, TX 77033 Attention: Board of Directors.

Executive Compensation

From our inception to the date of this Information Statement, no compensation was earned by or paid to our executive officers by the Company. C-Bond became our wholly owned subsidiary upon the closing of the Merger. The following summarizes the compensation earned by C-Bond's executive officers named in the "Summary Compensation Table" below (referred to herein as our "named executive officers") in C-Bond's fiscal years ending December 31, 2017 and 2016.

This section also discusses the material elements of C-Bond's executive compensation policies and decisions and important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

Overview

C-Bond's named executive officers for the year ended December 31, 2017, which consists of our Chief Executive Officer and its one other most highly compensated executive officers who were serving as its executive officers as of December 31, 2017, are as follows:

•	Scott R. Silverman – Chief Executive Officer and President;
•	Vince Pugliese – Chief Operating Officer, Interim Chief Financial Officer and Treasurer.

Additionally, this section also provides a discussion of the compensation paid or awarded to Bruce Rich, who served as the Chief Executive Officer of C-Bond until December 18, 2017 and as a consultant to C-Bond thereafter.  C-Bond is a small company and had no other executive officers during 2017.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of the named executive officers for the years ending December 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)

Scott R. Silverman Chief Executive Officer and President	2017	71,500(2)	—	6,912,300	2,421	6,986,221
	2016	—(3)	—	—	—	—

Vince Pugliese Chief Operating Officer, Interim Chief Financial Officer and Treasurer	2017	180,000(4)	—	542,522(5)	3,011	725,533
	2016	180,000	—	1,391,673	—	1,571,673

Bruce Rich Former Chief Executive Officer	2017	300,000(6)	21,875(7)	—	43,032(8)	364,907
	2016	300,000	97,500(7)	—	—	397,500

(1)
As required by SEC rules, the amounts in this column reflect the grant date or modification date fair value of the C-Bond option awards as required by FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts, are contained in the notes to C-Bond's financial statements, included as Exhibit 99.1 to this Report, "Note 7 – Members' Equity (Deficit)".

(2)	Includes $30,000 of deferred compensation.
(3)
Mr. Silverman joined C-Bond on October 18, 2017 as a consultant and became chief executive officer on December 18, 2017, and therefore did not earn any compensation for the year ended December 31, 2016.

(4)	Includes $31,500 of deferred compensation.
(5)
In December 2017, Mr. Pugliese's stock options were modified and the exercise price of all stock options granted to Mr. Pugliese in 2016 and earlier was reduced to $1.00 per share. As required by SEC rules, the amounts in this column reflect the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts, are contained in the notes to C-Bond's financial statements, included as Exhibit 99.1 to this Report, under "Note 7 – Members' Equity (Deficit)".

(6)	Mr. Rich resigned as chief executive officer of C-Bond on December 18, 2017 and therefore the amount in the table reflects his salary received until such date.
(7)	Bonus earned based on a percentage of capital raises pursuant to his then existing employment agreement.
(8)	This amount includes $21,706 for health insurance, $6,000 for auto allowance and $15,326 for other commission based fees.

Elements of Executive Compensation

Base Salaries. Base salaries for the named executive officers during 2017 and 2016 was determined by the C-Bond managers based on the scope of each officer's responsibilities along with his respective experience and contributions during the prior year. When reviewing base salaries, the managers took factors into account such as each officer's experience and individual performance, company performance as a whole, and general industry conditions, but did not assign any specific weighting to any factor.

Equity Awards. The named executive officers have historically participated in C-Bond's Common Unit Option Plan. Mr. Silverman was granted an option to acquire 3,000,000 common units of C-Bond in connection with the commencement of his employment in 2017. Mr. Pugliese was granted options to acquire 800,000 common units of C-Bond in 2016 and 499,998 common units of C-Bond in years prior to 2016. In December 2017, Mr. Pugliese's stock options were modified and the exercise price of all stock options granted to Mr. Pugliese in 2016 and earlier was reduced to $1.00 per share.

Other Benefits. At the current time, C-Bond does not offer any additional benefit packages to employees.

Employment Agreements with Executive Officers

C-Bond entered into employment agreements with each of our names executive officers prior to the Merger which will continue in effect.

Employment Agreement with Scott R. Silverman

C-Bond entered into an employment agreement with Mr. Silverman on October 18, 2017, pursuant to which he serves as the Chief Executive Officer of C-Bond for an initial term of three years that extends for successive one-year renewal terms unless either party gives 30-days' advance notice of non-renewal. As consideration for these services, the employment agreement provides Mr. Silverman with the following compensation and benefits:

•
An annual base salary of $300,000, with a 10% increase on each anniversary date contingent upon achieving certain performance objectives as set by the Board. Until C-Bond raises $1,000,000 in debt or equity financing after entering into this agreement, Mr. Silverman will receive ½ of the base salary on a monthly basis with the other ½ being deferred. Upon the financing being raised, Mr. Silverman will receive the deferred portion of his compensation and his base salary will be paid in full moving forward.

•
When the first $500,000 of equity investments is raised by C-Bond after entering into this employment agreement, Mr. Silverman will receive a capital raise success bonus of 5% of all equity capital raised from investors/lenders introduced by him to C-Bond.

•	Annual cash performance bonus opportunity as determined by the Board.

•
An option to acquire 3,000,000 common units of C-Bond, with a strike price of $1.00 per unit. These options will vest pro rata on a monthly basis for the term of the employment agreement. On each anniversary, Mr. Silverman will be eligible to be granted a minimum of 500,000 stock options of C-Bond at a strike price of $2.75 per common unit contingent upon the achievement of certain performance objectives.

•	Certain other employee benefits and perquisites, including reimbursement of necessary and reasonable travel and participation in retirement and welfare benefits.

Mr. Silverman's employment agreement provides that, in the event that his employment is terminated by C-Bond without "cause" (as defined in his new employment agreement), or if Mr. Silverman resigned for "good reasons" (as defined in his new employment agreement), subject to a complete release of claims, he will be entitled to (i) retain all stock options previously granted; and (ii) receive any benefits then owed or accrued along with one year of base salary and any unreimbursed expenses incurred by him. All amounts shall be paid on the termination date. In the event that Mr. Silverman's employment is terminated by C-Bond for "cause" (as defined in his employment agreement), or if Mr. Silverman resigned without "good reasons" (as defined in his new employment agreement), subject to a complete release of claims, he will be entitled to receive any unpaid base salary and benefits then owed or accrued and any unreimbursed expenses incurred by him. Additionally, if a change of control (as defined in his employment agreement) occurs during the term of this agreement, all unvested stock options will vest in full and if the valuation of C-Bond in the change of control transaction is greater than $2.75 per common unit, then Mr. Silverman shall be paid a bonus equal to two times his minimum base salary and minimum target bonus.

Pursuant to the employment agreement, Mr. Silverman will be subject to a confidentiality covenant, a two-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant.

Employment Agreement with Vince Pugliese

C-Bond entered into an employment agreement with Mr. Pugliese on October 12, 2015, which was amended on February 11, 2016 and December 20, 2016. Pursuant to this amended employment agreement, he serves as the Chief Operating Officer of C-Bond for an initial term until December 20, 2018. He will also assume the title of President and interim Chief Financial Officer upon the closing of the Merger.  Either party may terminate the employment by giving 30-days' advance notice of termination. As consideration for these services, the employment agreement provides Mr. Pugliese with the following compensation and benefits:

•	An annual base salary of $180,000.

•	Annual cash performance bonus opportunity as determined by the Board.

•	Certain other employee benefits and perquisites, including reimbursement of necessary and reasonable travel.

In the event of a change of control (as defined in his employment agreement), and within one year thereafter termination of employment for good "cause" (as defined in his employment agreement), by C-Bond or for "good reason" (as defined in his employment agreement) by Mr. Pugliese, Mr. Pugliese will be entitled to receive, subject to a complete release of all claims, a lump sum payment equal to his current annual base salary within 30 days after termination date. Further, in the event Mr. Pugliese's employment is terminated by C-Bond for a reason other than for cause then C-Bond shall continue to pay his regular base salary for one year following the termination date.

Pursuant to the employment agreement, Mr. Pugliese will be subject to a confidentiality covenant, a two-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant.

Consulting Agreement with Bruce Rich

C-Bond entered into a consulting agreement with Mr. Rich on January 1, 2018, pursuant to which Mr. Rich agreed to consult as and when requested by C-Bond, for a period of three years or until the aggregate cash payments total $300,000. As consideration for these services, Mr. Rich is entitled to a monthly fee equal to half of the base salary paid to Mr. Silverman, subject to a minimum of $8,333.33. Neither party may terminate this agreement prior to the end of the term. Pursuant to this consulting agreement, Mr. Rich will be subject to a confidentiality covenant, a three-year non-competition covenant and a three-year non-solicitation covenant.

Outstanding Equity Awards at Fiscal Year-End

The following are the outstanding equity awards for the named executive officers as of December 31, 2017, which have been adjusted to give effect to the Merger:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)		Number of Securities Underlying Unexercised Options (Unexercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Scott R. Silverman	208,219		2,791,781	(1)	0	$1.00	10/18/2027
Vince Pugliese	1,024,382		275,616	(2)	0	$1.00	12/23/2026
Bruce Rich	3,000,000	(3)	0		0	$0.10	8/9/2023

(1)	These shares vest in tranches of 83,333 shares on the 18th of each month for 36 months from October 16, 2017.
(2)	These shares vest as follows: 150,000 shall vest on December 20, 2018, and 125,616 shares vest in tranches of 13,889 shares each month through October 2018.
(3)	These shares are fully vested.

C-Bond Common Unit Option Plan

C-Bond had a Common Unit Option Plan until the closure of the Merger.  This option plan was terminated upon the Merger.  A new option plan will be put in place by the Company as soon as possible.  C-Bond had no other employee benefit plans.

Director Compensation

C-Bond did not pay any of its directors for their board service in 2016 or 2017.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information relating to the beneficial ownership of our common stock as of April 26, 2018, the day we completed the Merger, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of April 26, 2018 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 75,712,037 shares of our common stock outstanding as of April 26, 2018, after giving effect to (i) the Merger, and (ii) the issuance of 3,100,000 shares of our common stock in the Offering. One or more persons in the table below may purchase shares of common stock in the Offering or decline to do so, resulting in changes to the percentage of common stock that they beneficially own immediately following the Offering. In addition, other third parties not listed in the table below may acquire shares of common stock that may result in beneficial ownership of more than 5% of the outstanding shares of common stock prior to or after the Offering.

Shares of common stock that a person has the right to acquire within 60 days of April 26, 2018, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise noted below, the address of the persons listed on the table is c/o C-Bond Systems, LLC 6035 South Loop East, Houston, TX 77033.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Greater Than 5% Stockholders:
BOCO Investments, LLC(1)	10,150,000	13.4%
Evergreen Venture Holdings, LLC(2)	6,337,972	8.4%
SMS Moreira Ventures, LLC(3)	5,496,260	7.3%
Fournace LLC(4)	5,215,666	6.9%
Horus Holdings International, Inc.(5)	3,880,480	5.1%
Named Executive Officers and Directors:
Scott Silverman(6)	1,663,271	2.2%
Vince Pugliese(7)	2,503,773	3.3%
Bruce Rich(8)	8,215,666	10.4%
Barry M. Edelstein†	—	—%
Scott V. Thomsen†	—	—%
Brian L. Klemsz(9)	—	—%
All directors and executive officers as a group (6 persons)(11)	12,382,710	16.3%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

† Barry M. Edelstein and Scott Thomsen will be appointed to our board of directors effective ten days after the date of filing this Information Statement.

(1)
Pat Stryker has sole voting and dispositive power with respect to these shares. Includes 8,050,000 shares owned by WestMountain Green, LLC, which is controlled by BOCO Investments, LLC.  BOCO Investments, LLC's address is 1001-A E. Harmony Road, #366, Fort Collins, Colorado 80525.

(2)	Mark Rich, brother of Bruce Rich has sole voting and dispositive power with respect to these shares. Evergreen Venture Holdings, LLC's address is 4222 Winbrook Lane, Orlando, Florida 32817.
(3)	Sergio Moreira has sole voting and dispositive power with respect to these shares. SMS Moreira Ventures, LLC's address is 232 Bostwick Street, Nacogodoches, Texas 75965.
(4)	Bruce Rich has sole voting and dispositive power with respect to these shares. Fournace LLC's address is 3333 Allen Parkway, Unit Number 305, Houston, Texas 77019.
(5)
Dr. Victor Mena has sole voting and dispositive power with respect to these shares. Horus Holdings International, Inc.'s address is Dessarollos res. Turisticos, s.a. De C.V., Cipresses No. 100, Col. Ampliacion Jurica, 76100 Queretaro, Qro., C.P., Queretaro, Mexico.

(6)
Includes (i) 970,120 shares outstanding pursuant to restricted stock award, and (ii) 693,151 shares issuable upon the exercise of stock options within 60 days of April 26, 2018 and those already vested.

(7)
Includes (i) 517,397 shares held by Mr. Pugliese, (ii) 808,433 shares outstanding pursuant to restricted stock awards, and (iii) 1,177,943 shares issuable upon the exercise of stock options within 60 days of April 26, 2018 and those already vested.

(8)	Includes (i) 3,000,000 shares issuable upon exercise of stock options that have vested and (iii) 5,215,666 shares held by Fournace, LLC of which Mr. Rich is the sole member and manager.
(9)	Mr. Klemsz holds a 16.8% beneficial interest in WestMountain Green, LLC. Mr. Klemsz' address is 1001-A E. Harmony Road, #366, Fort Collins, Colorado 80525.
(10)
Includes (i) 5,733,063 shares held by the directors and executive officers, (ii) 1,778,553 shares outstanding pursuant to restricted stock awards and (iii) 4,871,094 shares issuable upon exercise of stock options that have vested.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC's website at http://www.sec.gov. You may also send communications to the Board of Directors at: WestMountain Alternative Energy, Inc., 6035, South Loop East, Houston, Texas 77033, Attention: Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

WESTMOUNTAIN ALTERNATIVE ENERGY, INC.

By: /s/ Scott R. Silverman
Scott R. Silverman
May 18, 2018	Chief Executive Officer and President